Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and six months ended 31 December 2016

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated income statement for the three and six months ended 31 December 2016 and 2015	12
Interim consolidated statement of comprehensive income for the three and six months ended 31 December 2016 and 2015	13
Interim consolidated balance sheet as of 31 December 2016, 30 June 2016 and 31 December 2015	14
Interim consolidated statement of changes in equity for the six months ended 31 December 2016, the six months ended 30 June 2016 and the six months ended 31 December 2015	16
Interim consolidated statement of cash flows for the three and six months ended 31 December 2016 and 2015	17
Notes to the interim consolidated financial statements	18

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2016, as filed with the Securities and Exchange Commission on 15 September 2016 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth. Through our 138-year heritage we have won 64 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, media & content, broadcasting and matchday. We attract leading global companies such as adidas, Aon, and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 31 December 2016 as compared to the three months ended 31 December 2015

	Three months ended 31 December (in £ millions)		% Change
	2016	2015	2016 over 2015
Revenue	157.9	133.8	18.0%
Commercial revenue	66.8	66.1	1.1%
Broadcasting revenue	52.5	37.3	40.8%
Matchday revenue	38.6	30.4	27.0%
Total operating expenses	(121.2)	(101.8)	19.1%
Employee benefit expenses	(63.6)	(55.7)	14.2%
Other operating expenses	(25.3)	(22.0)	15.0%
Depreciation	(2.9)	(2.5)	16.0%
Amortization	(34.2)	(21.6)	58.3%
Exceptional items	4.8	—	—
Profit on disposal of intangible assets	0.9	0.6	50.0%
Net finance costs	(12.0)	(4.7)	155.3%
Tax expense	(8.1)	(9.3)	(12.9)%

Revenue

Our consolidated revenue for the three months ended 31 December 2016 was £157.9 million, an increase of £24.1 million, or 18.0%, over the three months ended 31 December 2015, as a result of increases in all our revenue sectors, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 December 2016 was £66.8 million, an increase of £0.7 million, or 1.1%, over the three months ended 31 December 2015.

•                  Sponsorship revenue for the three months ended 31 December 2016 was £38.7 million, an increase of £1.3 million, or 3.5%, over the three months ended 31 December 2015;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 December 2016 was £26.1 million, an increase of £0.4 million, or 1.6%, over the three months ended 31 December 2015; and

•                  Mobile & Content revenue for the three months ended 31 December 2016 was £2.0 million, a decrease of £1.0 million, or 33.3%, over the three months ended 31 December 2015.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 December 2016 was £52.5 million, an increase of £15.2 million, or 40.8%, over the three months ended 31 December 2015, primarily due to the new FAPL broadcasting rights agreement, two additional FAPL home games and one additional live broadcast, partially offset by non-participation in the UEFA Champions League.

Matchday revenue

Matchday revenue for the three months ended 31 December 2016 was £38.6 million, an increase of £8.2 million, or 27.0%, over the three months ended 31 December 2015, primarily due to playing three more home games across all competitions.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization, and exceptional items) for the three months ended 31 December 2016 were £121.2 million, an increase of £19.4 million, or 19.1%, over the three months ended 31 December 2015.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 December 2016 were £63.6 million, an increase of £7.9 million, or 14.2%, over the three months ended 31 December 2015, primarily due to first team acquisitions.

Other operating expenses

Other operating expenses for the three months ended 31 December 2016 were £25.3 million, an increase of £3.3 million, or 15.0%, over the three months ended 31 December 2015, primarily due to playing three more home games across all competitions compared to the prior year quarter.

Depreciation

Depreciation for the three months ended 31 December 2016 was £2.9 million, an increase of £0.4 million, or 16.0%, over the three months ended 31 December 2015.

Amortization

Amortization, primarily of registrations, for the three months ended 31 December 2016 was £34.2 million, an increase of £12.6 million, or 58.3%, over the three months ended 31 December 2015. The unamortized balance of  registrations as of 31 December 2016 was £346.4 million.

Exceptional items

Exceptional credit for the three months ended 31 December 2016 was £4.8 million, relating to a reversal of a registrations’ impairment charge for a player now considered to be re-established as a member of the first team squad. Exceptional items for the three months ended 31 December 2015 were £nil.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the three months ended 31 December 2016 was £0.9 million, compared to £0.6 million for the three months ended 31 December 2015.

Net finance costs

Net finance costs for the three months ended 31 December 2016 were £12.0 million, an increase of £7.3 million, or 155.3%, over the three months ended 31 December 2015. The increase was primarily due to unrealized foreign exchange losses on retranslation of unhedged US dollar borrowings.

Tax

The tax expense for the three months ended 31 December 2016 was £8.5 million, compared to £9.3 million for the three months ended 31 December 2015.

Six months ended 31 December 2016 as compared to the six months ended 31 December 2015

	Six months ended 31 December (in £ millions)		% Change
	2016	2015	2016 over 2015
Revenue	278.1	257.4	8.0%
Commercial revenue	141.1	137.3	2.8%
Broadcasting revenue	81.6	64.9	25.7%
Matchday revenue	55.4	55.2	0.4%
Total operating expenses	(243.4)	(208.5)	16.7%
Employee benefit expenses	(125.9)	(114.6)	9.9%
Other operating expenses	(52.0)	(45.1)	15.3%
Depreciation	(5.3)	(5.0)	6.0%
Amortization	(65.0)	(43.8)	48.4%
Exceptional items	4.8	—	—
Profit/(loss) on disposal of intangible assets	9.1	(6.8)	—
Net finance costs	(17.9)	(9.0)	98.9%
Tax expense	(7.2)	(9.5)	(24.2)%

Revenue

Our consolidated revenue for the six months ended 31 December 2016 was £278.1 million, an increase of £20.7 million, or 8.0%, over the six months ended 31 December 2015, as a result of increases in all of our revenue sectors, as described below.

Commercial revenue

Commercial revenue for the six months ended 31 December 2016 was £141.1 million, an increase of £3.8 million, or 2.8%, over the six months ended 31 December 2015.

•                  Sponsorship revenue for the six months ended 31 December 2016 was £83.1 million, a decrease of £0.6 million, or 0.7%, over the six months ended 31 December 2015, due to playing fewer Tour matches;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the six months ended 31 December 2016 was £53.5 million, an increase of £5.5 million, or 11.5%, over the six months ended 31 December 2015, primarily due to the commencement of the adidas agreement and the bringing in-house of several businesses, both only commencing part way through the prior year quarter (on 1 August 2015); and

•                  Mobile & Content revenue for the six months ended 31 December 2016 was £4.5 million, a decrease of £1.1 million, or 19.6%, over the six months ended 31 December 2015.

Broadcasting revenue

Broadcasting revenue for the six months ended 31 December 2016 was £81.6 million, an increase of £16.7 million, or 25.7%, over the six months ended 31 December 2015, primarily due to the new FAPL broadcasting rights agreement and one additional FAPL home game, partly offset by non-participation in the UEFA Champions League.

Matchday revenue

Matchday revenue for the six months ended 31 December 2016 was £55.4 million, an increase of £0.2 million, or 0.4%, over the six months ended 31 December 2015.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortisation, and exceptional items) for the six months ended 31 December 2016 were £243.4 million, an increase of £34.9 million, or 16.7%, over the six months ended 31 December 2015.

Employee benefit expenses

Employee benefit expenses for the six months ended 31 December 2016 were £125.9 million, an increase of £11.3 million, or 9.9%, over the six months ended 31 December 2015, primarily due to first team acquisitions.

Other operating expenses

Other operating expenses for the six months ended 31 December 2016 were £52.0 million, an increase of £6.9 million, or 15.3%, over the six months ended 31 December 2015.

Depreciation

Depreciation for the six months ended 31 December 2016 was £5.3 million, an increase of £0.3 million, or 6.0%, over the six months ended 31 December 2015.

Amortization

Amortization, primarily of players’ registrations, for the six months ended 31 December 2016 was £65.0 million, an increase of £21.2 million, or 48.4%, over the six months ended 31 December 2015.

Exceptional items

Exceptional credit for the six months ended 31 December 2016 was £4.8 million, relating to a reversal of a registrations’ impairment charge for a player now considered to be re-established as a member of the first team squad. Exceptional items for the six months ended 31 December 2015 were £nil.

Profit/(loss) on disposal of intangible assets

Profit on disposal of intangible assets for the six months ended 31 December 2016 was £9.1 million compared with a loss of £6.8 million for the six months ended 31 December 2015. The profit on disposal of intangible assets for the six months ended 31 December 2016 primarily related to the disposal of McNair (Sunderland).

Net finance costs

Net finance costs for the six months ended 31 December 2016 were £17.9 million, an increase of £8.9 million, or 98.9%, over the six months ended 31 December 2015. The increase was primarily due to unrealised foreign exchange losses on retranslation of unhedged US dollar borrowings.

Tax

The tax expense for the six months ended 31 December 2016 was £7.2 million, compared to an expense of £9.5 million for the six months ended 31 December 2015.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes. Additionally, although we have not needed to draw any borrowings under our revolving facility since 2009, we have no intention of retiring our revolving facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge a portion of our US dollar sponsorship revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

In fiscal 2016 we began paying a regular quarterly cash dividend on our Class A and Class B ordinary shares of $0.045 per share.  Our board of directors recently approved replacing the previous quarterly cash dividend with a regular semi-annual cash dividend of $0.09 per share. We expect to continue paying regular semi-annual dividends to our Class A ordinary shareholders and Class B ordinary shareholders out of our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business generates a significant amount of cash from our matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facility. As of 31 December 2016, we had no borrowings under our revolving facility.

We also maintain a mixture of long-term debt and capacity under our revolving facility in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and UEFA broadcasting receipts in December/January.

In addition, transfer windows for acquiring and disposing of players’ registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players’ registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facility during the transfer windows, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving facility to meet our cash needs.

Acquisition and disposal of players’ registrations also affects our current trade receivables and payables, which affects our overall working capital. Our trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations.

Cash Flow

The following table summarizes our cash flows for the six months ended 31 December 2016 and 2015:

	Six months ended 31 December (in £ millions)
	2016	2015
Cash flows from operating activities
Cash generated from operations	23.1	31.1
Net interest paid	(9.3)	(3.0)
Tax paid	(3.7)	(1.6)
Net cash generated from operating activities	10.1	26.5
Cash flows from investing activities
Payments for property, plant and equipment	(3.7)	(0.6)
Payments for investment property	(0.6)	—
Payments for intangible assets	(165.4)	(95.9)
Proceeds from sale of intangible assets	39.0	35.8
Net cash used in investing activities	(130.7)	(60.7)
Cash flows from financing activities
Repayment of borrowings	(0.2)	(0.2)
Dividends paid	—	(4.8)
Net cash used in financing activities	(0.2)	(5.0)
Net decrease in cash and cash equivalents	(120.8)	(39.2)

Net cash generated from operating activities

Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. Cash generated from operations for the six months ended 31 December 2016 produced a cash inflow of £23.1 million, a decrease of £8.0 million from an inflow of £31.1 million for the six months ended 31 December 2015.

Additional changes in net cash generated from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility.

We have an interest rate swap which has the economic effect of converting interest on our secured term loan facility from variable rates to a fixed rate. Net cash generated from operating activities for the six months ended 31 December 2016 was £10.1 million, a decrease of £16.4 million from net cash generated of £26.5 million for the six months ended 31 December 2015.

Net cash used in investing activities

Capital expenditure for the acquisition of intangible assets and investment property as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facility. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in our training facility, the Aon Training Complex.

Net cash used in investing activities for the six months ended 31 December 2016 was £130.7 million, an increase of £70.0 million from £60.7 million for the six months ended 31 December 2015.

For the six months ended 31 December 2015, net capital expenditure on property, plant and equipment and investment property was £4.3 million, an increase of £3.7 million from £0.6 million for the six months ended 31 December 2015.

For the six months ended 31 December 2016, net capital expenditure on intangible assets capital expenditure was £126.4 million, an increase of £66.3 million from £60.1 million for the six months ended 31 December 2015.

Net cash used in financing activities

Net cash used in financing activities for the six months ended 31 December 2016 was £0.2 million, a decrease of £4.8 million from net cash used of £5.0 million for the six months ended 31 December 2015.

Indebtedness

Our primary sources of indebtedness consist of our secured term loan facility and our senior secured notes. As part of the security for our secured term loan facility, our senior secured notes and our revolving facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan

Our wholly-owned finance subsidiary, MU Finance plc, has a secured term loan facility with Bank of America, N.A. As of 31 December 2016 the sterling equivalent of £180.4 million (net of unamortized issue costs of £2.6 million) was outstanding under our secured term loan facility. The outstanding principal amount was $225.0 million. We have the option to repay the loan at any time. The remaining balance of the loan is repayable on 26 June 2025.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

The secured term loan facility contains a financial maintenance covenant  requiring us to maintain consolidated profit/loss for the period before depreciation, amortization of, and profit on disposal of, players’ registrations, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The covenant is tested on a quarterly basis.

Senior secured notes

Our wholly-owned finance subsidiary, MU Finance plc, issued $425 million in aggregate principal amount of 3.79% senior secured notes due 2027. As of 31 December 2016 the sterling equivalent of £341.4 million (net of unamortized issue costs of £4.3 million) was outstanding. The outstanding principal amount was $425.0 million. The notes mature on 25 June 2027.

The notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities.

The note purchase agreement governing the notes contains a financial maintenance covenant requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The covenant is tested on a quarterly basis.

The note purchase agreement governing the notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the notes.

The notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the notes up to 25 June 2027.

Revolving facility

Our revolving facilities agreement allows MU Finance plc (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £125 million, plus (subject to certain conditions) the ability to incur a further £25 million by way of incremental facilities, from a syndicate of lenders with Bank of America Merrill Lynch International Limited as agent and security trustee. As of 31 December 2016, we had no outstanding borrowings and had £125 million (exclusive of capacity under the incremental facilities) in borrowing capacity under our revolving facility agreement.

Our revolving facility is scheduled to expire on 26 June 2021 (although it may be possible for any subsequent incremental facility thereunder to expire at a later date). Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against substantially all of the assets of those entities.

Alderley facility

The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 31 December 2016, £4.4 million was outstanding under the Alderley facility, £0.8 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £3.6 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 31 December 2016 is £42.1 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognised when virtually certain. As of 31 December 2016, we believe receipt of £2.0 million to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognised in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 December 2016, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 31 December 2016:

	Less than 1 year	1-3 years	3-5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements

Long-term debt obligations(2)	20,535	44,125	20,062	645,240	729,962	531,988
Finance lease obligations	—	—	—	—	—	—
Operating lease obligations(3)	2,314	3,957	167	3,988	10,426	—
Purchase obligations(4)	159,811	63,460	4,350	—	227,621	216,333
Other long-term liabilities	—	—	—	—	—	—
Total	182,660	111,542	24,579	649,228	968,009	748,321

(1)             Total contractual cash flows reflect contractual non-derivative financial obligations including interest, operating lease payments, purchase order commitments and capital commitments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)             As of 31 December 2016, we had $225.0 million of our secured term loan facility outstanding and $425.0 million of our senior secured notes outstanding. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. As of 31 December 2016, we had £4.4 million outstanding under the Alderley facility.

(3)             We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

(4)             Purchase obligations include current and non-current obligations related to the acquisition of players’ registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £42.1 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 28.3 to the unaudited interim consolidated financial statements as of and for the three and six months ended 31 December 2016 included elsewhere in this interim report, as of 31 December 2016, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated income statement - unaudited

		Three months ended 31 December		Six months ended 31 December
	Note	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Revenue	6	157,858	133,764	278,071	257,326
Operating expenses	7	(121,156)	(101,804)	(243,398)	(208,410)
Profit/(loss) on disposal of intangible assets	9	915	648	9,120	(6,788)
Operating profit		37,617	32,608	43,793	42,128
Finance costs		(12,116)	(4,799)	(18,214)	(9,178)
Finance income		131	67	311	105
Net finance costs	10	(11,985)	(4,732)	(17,903)	(9,073)
Profit before tax		25,632	27,876	25,890	33,055
Tax expense	11	(8,099)	(9,269)	(7,196)	(9,488)
Profit for the period		17,533	18,607	18,694	23,567

Earnings per share during the period:
Basic earnings per share (pence)	12	10.69	11.35	11.40	14.38
Diluted earnings per share (pence)	12	10.66	11.33	11.36	14.35

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income - unaudited

	Three months ended 31 December		Six months ended 31 December
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit for the period	17,533	18,607	18,694	23,567
Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss:
Fair value movements on cash flow hedges (note 30.2)	(8,643)	(6,315)	(15,766)	(21,460)
Tax credit relating to cash flow hedges (note 30.2)	3,025	2,211	5,518	7,511
Other comprehensive loss for the period, net of tax	(5,618)	(4,104)	(10,248)	(13,949)
Total comprehensive income for the period	11,915	14,503	8,446	9,618

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

	Note	As of 31 December 2016 £’000	As of 30 June 2016 £’000	As of 31 December 2015 £’000
ASSETS
Non-current assets
Property, plant and equipment	14	244,064	245,714	248,314
Investment property	15	14,049	13,447	13,503
Intangible assets	16	773,260	665,634	663,345
Derivative financial instruments	18	2,435	3,760	1,680
Trade and other receivables	19	4,280	11,223	10,375
Deferred tax asset	25	144,942	145,460	132,910
		1,183,030	1,085,238	1,070,127
Current assets
Inventories	17	1,093	926	1,504
Derivative financial instruments	18	4,583	7,888	1,971
Trade and other receivables	19	124,395	128,657	81,807
Cash and cash equivalents	20	122,704	229,194	121,611
		252,775	366,665	206,893
Total assets		1,435,805	1,451,903	1,277,020

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued) - unaudited

	Note	As of 31 December 2016 £’000	As of 30 June 2016 £’000	As of 31 December 2015 £’000
EQUITY AND LIABILITIES
Equity
Share capital	21	52	52	52
Share premium		68,822	68,822	68,822
Merger reserve		249,030	249,030	249,030
Hedging reserve		(43,237)	(32,989)	(9,220)
Retained earnings		192,999	173,367	174,834
		467,666	458,282	483,518
Non-current liabilities
Derivative financial instruments	18	2,656	10,637	2,454
Trade and other payables	22	64,967	41,450	19,587
Borrowings	23	525,830	484,528	437,656
Deferred revenue	24	32,927	38,899	16,944
Deferred tax liabilities	25	13,274	14,364	14,070
		639,654	589,878	490,711
Current liabilities
Derivative financial instruments	18	2,925	2,800	2,207
Tax liabilities		5,453	6,867	4,870
Trade and other payables	22	166,710	199,668	164,769
Borrowings	23	6,158	5,564	6,057
Deferred revenue	24	147,239	188,844	124,888
		328,485	403,743	302,791
Total equity and liabilities		1,435,805	1,451,903	1,277,020

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 1 July 2015	52	68,822	249,030	4,729	155,285	477,918
Profit for the period	—	—	—	—	23,567	23,567
Cash flow hedges	—	—	—	(21,460)	—	(21,460)
Tax credit relating to cash flow hedges	—	—	—	7,511	—	7,511
Total comprehensive (loss)/income for the period	—	—	—	(13,949)	23,567	9,618
Equity-settled share-based payments	—	—	—	—	795	795
Dividends paid	—	—	—	—	(4,813)	(4,813)
Balance at 31 December 2015	52	68,822	249,030	(9,220)	174,834	483,518
Profit for the period	—	—	—	—	12,804	12,804
Cash flow hedges	—	—	—	(36,565)	—	(36,565)
Tax credit relating to cash flow hedges	—	—	—	12,796	—	12,796
Total comprehensive loss for the period	—	—	—	(23,769)	12,804	(10,965)
Equity-settled share-based payments	—	—	—	—	1,000	1,000
Dividends paid	—	—	—	—	(15,271)	(15,271)
Balance at 30 June 2016	52	68,822	249,030	(32,989)	173,367	458,282
Profit for the period	—	—	—	—	18,694	18,694
Cash flow hedges	—	—	—	(15,766)	—	(15,766)
Tax credit relating to cash flow hedges	—	—	—	5,518	—	5,518
Total comprehensive (loss)/income for the period	—	—	—	(10,248)	18,694	8,446
Equity-settled share-based payments	—	—	—	—	938	938
Balance at 31 December 2016	52	68,822	249,030	(43,237)	192,999	467,666

Details of movements on the hedging reserve are provided in note 30.2.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 31 December		Six months ended 31 December
	Note	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Cash flows from operating activities
Cash (used in)/generated from operations	26	(40,633)	(7,007)	23,150	31,108
Interest paid		(1,743)	(1,576)	(9,647)	(3,118)
Interest received		131	50	311	117
Tax paid		(211)	(660)	(3,663)	(1,602)
Net cash (used in)/generated from operating activities		(42,456)	(9,193)	10,151	26,505
Cash flows from investing activities
Payments for property, plant and equipment		(2,151)	(223)	(3,708)	(576)
Proceeds from sale of property, plant and equipment		—	(2)	—	19
Payments for investment property		(15)	—	(659)	—
Payments for intangible assets		(6,563)	(9,360)	(165,411)	(95,892)
Proceeds from sale of intangible assets		2,909	(818)	39,068	35,773
Net cash used in investing activities		(5,820)	(10,403)	(130,710)	(60,676)
Cash flows from financing activities
Repayment of borrowings		(100)	(94)	(194)	(183)
Dividends paid		—	(4,813)	—	(4,813)
Net cash used in financing activities		(100)	(4,907)	(194)	(4,996)
Net decrease in cash and cash equivalents		(48,376)	(24,503)	(120,753)	(39,167)
Cash and cash equivalents at beginning of period		164,277	143,525	229,194	155,752
Effect of exchange rate changes on cash and cash equivalents		6,803	2,589	14,263	5,026
Cash and cash equivalents at end of period	20	122,704	121,611	122,704	121,611

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

1                                 General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the Audit Committee of the Board of Directors on 7 February 2017.

2                                 Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2016, as filed with the Securities and Exchange Commission on 15 September 2016, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”) interpretations. The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

3                                 Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2016, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards adopted by the Group

No new or amended IFRS standards were adopted by the Group for the first time for the financial year beginning on 1 July 2016.

New and amended standards and interpretations issued but not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these interim consolidated financial statements. Adoption may affect the recognition, measurement and disclosures in the Group’s financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group, except as set out below.

•                  IFRS 9, “Financial instruments”. While the Group has yet to undertake a detailed assessment it does not expect the new standard to have a significant impact on the classification and measurement of financial assets and financial liabilities and it would appear that the Group’s current hedge relationships would qualify as continuing hedges upon the adoption of IFRS 9. The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments particularly in the year of adoption of the new standard. The Group expects to adopt IFRS 9 from 1 July 2018.

•                  IFRS 15, “Revenue from contracts with customers”. Management is currently assessing the effects of applying the new standard. At this stage, the Group is not able to estimate the impact of the new rules on the Group’s financial statements. The Group will make more detailed assessments of the impact over the next nine months. The Group expects to adopt IFRS 15 from 1 July 2018.

•                  IFRS 16, “Leases”. The new standard will affect primarily the accounting for the Group’s operating leases. As at the reporting date, the Group has non-cancellable operating lease commitments, however, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows. The Group expects to adopt IFRS 16 from 1 July 2019.

•                  Amendment to IAS 12, “Income taxes”.

There are no other IFRSs or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

4                                 Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be revenue recognition — minimum guarantee, impairment of goodwill and non-current assets, intangible assets — registrations contingent consideration estimates, tax, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2016, with the exception of changes in estimates that are required in determining the provision for income taxes.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

5                                 Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognised. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, and fees for the Manchester United first team undertaking tours. For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized on a straight-line basis. In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element. Minimum guaranteed revenue under the agreement with adidas is subject to certain adjustments. Management’s current best estimate is that the full minimum guarantee amount will be received, as management do not expect two consecutive seasons of non-participation in the Champions League. Retail revenue is recognized at the point of sale while license revenue is recognized in the period in which the goods and services are provided.

Broadcasting rights revenue represents revenue receivable from all UK and overseas media contracts, including contracts negotiated centrally by the FA Premier League and UEFA. In addition, broadcasting rights revenue includes revenue receivable from the exploitation of Manchester United media rights through the internet or wireless applications. Distributions from the FA Premier League comprise a fixed element (which is recognized evenly as domestic home matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective match is played), and merit awards (which are primarily recognized when they are known at the end of the football season). Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other FA Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognized when the matches are played).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match being recognized only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is enjoyed. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from cup matches not played at Old Trafford (where applicable), and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6                                 Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the first team is critical to the on-going development of the Group. Consequently the Chief Operating Decision Maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of a professional football club.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 31 December		Six months ended 31 December
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Commercial	66,805	66,095	141,142	137,267
Broadcasting	52,488	37,293	81,572	64,872
Matchday	38,565	30,376	55,357	55,187
	157,858	133,764	278,071	257,326

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

7                                        Operating expenses

	Three months ended 31 December		Six months ended 31 December
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Employee benefit expenses	(63,563)	(55,705)	(125,827)	(114,552)
Depreciation - property, plant and equipment (note 14)	(2,825)	(2,445)	(5,206)	(4,911)
Depreciation - investment property (note 15)	(26)	(28)	(57)	(56)
Amortization (note 16)	(34,216)	(21,639)	(65,021)	(43,786)
Other operating expenses	(25,279)	(21,987)	(52,040)	(45,105)
Exceptional items (note 8)	4,753	—	4,753	—
	(121,156)	(101,804)	(243,398)	(208,410)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

8                               Exceptional items

	Three months ended 31 December		Six months ended 31 December
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Reversal of impairment — registrations (note 16)	4,753	—	4,753	—
	4,753	—	4,753	—

A registrations impairment charge amounting to £6,693,000 was originally made in the three months ended 30 June 2016 in respect of a player who was no longer considered to be a member of the first team playing squad. This impairment was reversed during the three months ended 31 December 2016 as the player was re-established as a member of the first team playing squad. The reversal was calculated to increase the carrying value of the player’s registration to the value that would have been recognized had the original impairment not occurred (that is after taking account of normal amortization that would have been charged had no impairment occurred).

9                               Profit/(loss) on disposal of intangible assets

	Three months ended 31 December		Six months ended 31 December
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit/(loss) on disposal of registrations	769	648	8,900	(6,788)
Player loan fee income	146	—	220	—
	915	648	9,120	(6,788)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

10        Net finance costs

	Three months ended 31 December		Six months ended 31 December
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Interest payable on bank loans and overdrafts	(287)	(311)	(564)	(745)
Interest payable on secured term loan facility and senior secured notes	(4,975)	(4,210)	(9,730)	(8,226)
Amortization of issue costs on secured term loan facility and senior secured notes	(155)	(159)	(301)	(292)
Foreign exchange losses on unhedged US dollar borrowings	(4,983)	(455)	(7,094)	(1,214)
Unwinding of discount relating to player transfer fees	(743)	(769)	(826)	(1,613)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(973)	1,105	301	2,912
Total finance costs	(12,116)	(4,799)	(18,214)	(9,178)
Total finance income - interest receivable on short-term bank deposits	131	67	311	105
Net finance costs	(11,985)	(4,732)	(17,903)	(9,073)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

11        Tax expense

	Three months ended 31 December		Six months ended 31 December
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Current tax
Current tax on result for the period	(17,702)	(3,305)	(17,732)	(3,647)
Foreign tax	(449)	(660)	(461)	(841)
Adjustment in respect of prior years	—	—	(1,535)	—
Total current tax expense	(18,151)	(3,965)	(19,728)	(4,488)
Deferred tax
Origination and reversal of temporary differences	10,052	(5,304)	11,023	(5,000)
Adjustment in respect of prior years	—	—	1,535	—
Impact of change in UK corporation tax rate	—	—	(26)	—
Total deferred tax credit	10,052	(5,304)	12,532	(5,000)
Total tax expense	(8,099)	(9,269)	(7,196)	(9,488)

Tax is recognised based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2017 is 37.5% (30 June 2016: 35.8%). The total tax expense for the six months includes a £2.6 million credit (31 December 2015: £2.3 million credit) in relation to foreign exchange translation movements on US dollar denominated deferred tax assets relating to net operating losses (‘NOL’s’) and foreign tax credits, treated as a discrete item.

In addition to the amounts recognized in the income statement, the following amounts relating to tax have been recognized in other comprehensive income:

	Three months ended 31 December		Six months ended 31 December
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Current tax	17,450	—	17,478	—
Deferred tax (note 25)	(14,425)	2,211	(11,960)	7,511
Total tax credit recognized in other comprehensive income	3,025	2,211	5,518	7,511

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

12        Earnings per share

(a)        Basic

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period.

	Three months ended 31 December		Six months ended 31 December
	2016	2015	2016	2015
Profit for the period (£’000)	17,533	18,607	18,694	23,567
Class A ordinary shares (thousands)	40,025	39,892	40,025	39,888
Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Basic earnings per share (pence)	10.69	11.35	11.40	14.38

(b)        Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year.

	Three months ended 31 December		Six months ended 31 December
	2016	2015	2016	2015
Profit for the period (£’000)	17,533	18,607	18,694	23,567
Class A ordinary shares (thousands)	40,025	39,892	40,025	39,888
Adjustment for assumed conversion into Class A ordinary shares (thousands)	464	371	464	375
Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Diluted earnings per share (pence)	10.66	11.33	11.36	14.35

13        Dividends

Dividends paid in the six months ended 31 December 2016 amounted to $nil per share, the pounds sterling equivalent of which was £nil. Dividends paid in the six months ended 31 December 2015 amounted to $0.045 per share, the pounds sterling equivalent of which was £4.8 million.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

14        Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
At 1 July 2016
Cost	269,369	36,728	43,809	349,906
Accumulated depreciation	(43,443)	(32,487)	(28,262)	(104,192)
Net book amount	225,926	4,241	15,547	245,714
Six months ended 31 December 2016
Opening net book amount	225,926	4,241	15,547	245,714
Additions	—	704	2,866	3,570
Disposals	(14)	—	—	(14)
Depreciation charge	(1,651)	(1,400)	(2,155)	(5,206)
Closing net book amount	224,261	3,545	16,258	244,064
At 31 December 2016
Cost	269,355	36,817	46,567	352,739
Accumulated depreciation	(45,094)	(33,272)	(30,309)	(108,675)
Net book amount	224,261	3,545	16,258	244,064

At 1 July 2015
Cost	270,047	39,826	40,269	350,142
Accumulated depreciation	(40,228)	(34,091)	(25,197)	(99,516)
Net book amount	229,819	5,735	15,072	250,626
Six months ended 31 December 2015
Opening net book amount	229,819	5,735	15,072	250,626
Additions	354	500	1,803	2,657
Disposals	—	(41)	(17)	(58)
Transfers	(604)	600	4	—
Depreciation charge	(1,689)	(1,075)	(2,147)	(4,911)
Closing net book amount	227,880	5,719	14,715	248,314
At 31 December 2015
Cost	269,797	39,365	42,003	351,165
Accumulated depreciation	(41,917)	(33,646)	(27,288)	(102,851)
Net book amount	227,880	5,719	14,715	248,314

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15                          Investment property

Total £’000
At 1 July 2016
Cost	19,128
Accumulated depreciation and impairment	(5,681)
Net book amount	13,447
Six months ended 31 December 2016
Opening net book amount	13,447
Additions	659
Depreciation charge	(57)
Closing net book amount	14,049
At 31 December 2016
Cost	19,787
Accumulated depreciation and impairment	(5,738)
Net book amount	14,049

At 1 July 2015
Cost	19,128
Accumulated depreciation and impairment	(5,569)
Net book amount	13,559
Six months ended 31 December 2015
Opening net book amount	13,559
Depreciation charge	(56)
Closing net book amount	13,503
At 31 December 2015
Cost	19,128
Accumulated depreciation and impairment	(5,625)
Net book amount	13,503

Management obtained an external valuation report carried out in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Professional Standards, January 2014 as of 30 June 2016 which supported the carrying value of investment property as of that date and consequently there were no changes to the net book amount. Management has considered the carrying amount of investment property as of 31 December 2016 and concluded that, as there are no indicators of impairment, an impairment test is not required. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation — Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 30.3).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16                          Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2016
Cost	421,453	511,893	2,766	936,112
Accumulated amortization	—	(270,169)	(309)	(270,478)
Net book amount	421,453	241,724	2,457	665,634
Six months ended 31 December 2016
Opening net book amount	421,453	241,724	2,457	665,634
Additions	—	164,653	3,367	168,020
Disposals	—	(126)	—	(126)
Amortization charge	—	(64,620)	(401)	(65,021)
Reversal of impairment (note 8)	—	4,753	—	4,753
Closing book amount	421,453	346,384	5,423	773,260
At 31 December 2016
Cost	421,453	671,904	6,133	1,099,490
Accumulated amortization	—	(325,520)	(710)	(326,230)
Net book amount	421,453	346,384	5,423	773,260

At 1 July 2015
Cost	421,453	465,830	951	888,234
Accumulated amortization	—	(227,684)	(153)	(227,837)
Net book amount	421,453	238,146	798	660,397
Six months ended 31 December 2015
Opening net book amount	421,453	238,146	798	660,397
Additions	—	107,636	753	108,389
Disposals	—	(61,655)	—	(61,655)
Amortization charge	—	(43,709)	(77)	(43,786)
Closing book amount	421,453	240,418	1,474	663,345
At 31 December 2015
Cost	421,453	459,760	1,704	882,917
Accumulated amortization	—	(219,342)	(230)	(219,572)
Net book amount	421,453	240,418	1,474	663,345

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16                          Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill as of 31 December 2016 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Other

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 31 December 2016 was £785,000 and £nil respectively (2015: £nil and £nil respectively).

Capital commitments at the balance sheet date are disclosed in note 28.2.

17                          Inventories

	31 December 2016 £’000	30 June 2016 £’000	31 December 2015 £’000
Finished goods	1,093	926	1,504

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

18                          Derivative financial instruments

	31 December 2016		30 June 2016		31 December 2015
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Derivatives used for hedging:
Interest rate swaps	—	(893)	—	(9,710)	—	(2,382)
Forward foreign exchange contracts	—	—	—	—	10	—
Derivatives at fair value through profit or loss:
Embedded foreign exchange derivatives	5,549	—	5,248	—	2,872	—
Forward foreign exchange contracts	1,469	(4,688)	6,400	(3,727)	769	(2,279)
	7,018	(5,581)	11,648	(13,437)	3,651	(4,661)
Less non-current portion:
Derivatives used for hedging:
Interest rate swaps	—	(893)	—	(9,710)	10	(2,382)
Derivatives at fair value through profit or loss:
Embedded foreign exchange derivatives	2,318	—	3,052	—	1,510	—
Forward foreign exchange contracts	117	(1,763)	708	(927)	160	(72)
Non-current derivative financial instruments	2,435	(2,656)	3,760	(10,637)	1,680	(2,454)
Current derivative financial instruments	4,583	(2,925)	7,888	(2,800)	1,971	(2,207)

Further details of derivative financial instruments are provided in note 30.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

19                          Trade and other receivables

	31 December 2016 £’000	30 June 2016 £’000	31 December 2015 £’000
Trade receivables	80,292	116,242	58,509
Less: provision for impairment of trade receivables	(11,672)	(6,451)	(4,458)
Net trade receivables	68,620	109,791	54,051
Other receivables	650	927	426
Accrued revenue	47,761	16,557	24,841
	117,031	127,275	79,318
Prepayments	11,644	12,605	12,864
	128,675	139,880	92,182
Less: non-current portion
Trade receivables	4,280	11,223	10,375
Non-current trade and other receivables	4,280	11,223	10,375
Current trade and other receivables	124,395	128,657	81,807

Net trade receivables include transfer fees receivable from other football clubs of £16,967,000 (30 June 2016: £46,646,000; 31 December 2015: £41,682,000) of which £4,280,000 (30 June 2016: £11,223,000; 31 December 2015: £10,375,000) is receivable after more than one year. Net trade receivables also include £28,079,000 (30 June 2016: £54,860,000; 31 December 2015: £7,346,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as deferred revenue liabilities.

20                          Cash and cash equivalents

	31 December 2016 £’000	30 June 2016 £’000	31 December 2015 £’000
Cash at bank and in hand	122,704	229,194	121,611

Cash and cash equivalents for the purposes of the statement of cash flows are as above.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

21                        Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2015	163,873	52
Employee share-based compensation awards — issue of shares	19	—
At 31 December 2015	163,892	52
Employee share-based compensation awards — issue of shares	133	—
At 30 June 2016	164,025	52
Employee share-based compensation awards — issue of shares	—	—
At 31 December 2016	164,025	52

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 31 December 2016, the Company’s issued share capital comprised 40,025,280 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

22                          Trade and other payables

	31 December 2016 £’000	30 June 2016 £’000	31 December 2015 £’000
Trade payables	169,694	167,733	132,039
Other payables	1,859	2,865	2,228
Accrued expenses	44,780	54,756	43,088
	216,333	225,354	177,355
Social security and other taxes	15,344	15,764	7,001
	231,677	241,118	184,356
Less: non-current portion:
Trade payables	64,033	40,304	18,230
Other payables	934	1,146	1,357
Non-current trade and other payables	64,967	41,450	19,587
Current trade and other payables	166,710	199,668	164,769

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £160,013,000 (30 June 2016: £156,292,000; 31 December 2015: £125,599,000) of which £64,033,000 (30 June 2016: £40,304,000; 31 December 2015: £18,230,000) is due after more than one year.

The fair value of trade and other payables is not materially different to their carrying amount.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

23                          Borrowings

	31 December 2016 £’000	30 June 2016 £’000	31 December 2015 £’000
Senior secured notes due 2027	341,447	314,341	283,611
Secured term loan facility due 2025	180,421	166,018	149,676
Secured bank loan due 2018	4,369	4,564	4,752
Accrued interest on senior secured notes	5,751	5,169	5,674
	531,988	490,092	443,713
Less: non-current portion:
Senior secured notes due 2027	341,447	314,341	283,611
Secured term loan facility due 2025	180,421	166,018	149,676
Secured bank loan due 2018	3,962	4,169	4,369
Non-current borrowings	525,830	484,528	437,656
Current borrowings	6,158	5,564	6,057

The senior secured notes due 2027 of £341,447,000 (30 June 2016: £314,341,000; 31 December 2015: £283,611,000) are stated net of unamortized issue costs amounting to £4,278,000 (30 June 2016: £4,441,000; 31 December 2015: £4,583,000). The outstanding principal amount of the notes is $425,000,000 (30 June 2016: $425,000,000; 31 December 2015: $425,000,000). The notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The notes mature on 25 June 2027.

The notes were issued by our wholly-owned finance subsidiary, MU Finance plc, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities.

The secured term loan facility due 2025 of £180,421,000 (30 June 2016: £166,018,000; 31 December 2015: £149,676,000) is stated net of unamortized issue costs amounting to £2,610,000 (30 June 2016: £2,749,000; 31 December 2015: £2,898,000). The outstanding principal amount of the loan is $225,000,000 (30 June 2016: $225,000,000; 31 December 2015: $225,000,000). The loan attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the loan is repayable on 26 June 2025, although the Group continues to have the option to repay the loan at any time.

The loan was provided to our wholly-owned finance subsidiary, MU Finance plc, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and is secured against substantially all of the assets of each of those entities.

The secured bank loan due 2018 of £4,369,000 (30 June 2016: £4,564,000; 31 December 2015: £4,752,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of LiBOR + 1% per annum. £725,000 (30 June 2016: £920,000; 31 December 2015: £1,108,000) is repayable in quarterly instalments through to July 2018, with the remaining balance of £3,644,000 (30 June 2016: £3,644,000; 31 December 2015: £3,644,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

23                          Borrowings (continued)

The Group also has undrawn committed borrowing facilities of £125,000,000 (30 June 2016: £125,000,000; 31 December 2015: £125,000,000). The Group also has (subject to certain conditions) the ability to incur a further £25,000,000 by way of incremental facilities. The facility terminates on 26 June 2021 (although it may be possible for any incremental facilities to terminate after such date). Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time). No drawdowns were made from these facilities during 2016 or 2015.

As of 31 December 2016, the Group was in compliance with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.

24                          Deferred revenue

	31 December 2016 £’000	30 June 2016 £’000	31 December 2015 £’000
Total	180,166	227,743	141,832
Less non-current deferred revenue	(32,927)	(38,899)	(16,944)
Current deferred revenue	147,239	188,844	124,888

Revenue from commercial, broadcasting and matchday activities received in advance of the period to which it relates is treated as deferred revenue. The deferred revenue is then released to revenue in accordance with the substance of the relevant agreements or, where applicable, as matches are played. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then released to revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

25         Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	31 December 2016 £’000	30 June 2016 £’000	31 December 2015 £’000
US deferred tax assets	(144,942)	(145,460)	(132,910)
UK deferred tax liabilities	13,274	14,364	14,070
Net deferred tax asset	(131,668)	(131,096)	(118,840)

The movements in the net deferred tax asset are as follows:

	31 December 2016 £’000	30 June 2016 £’000	31 December 2015 £’000
At the beginning of the period	(131,096)	(116,329)	(116,329)
(Credited)/expensed to the income statement	(12,532)	4,074	5,000
Expensed/(credited) to other comprehensive income	11,960	(18,841)	(7,511)
At the end of the period	(131,668)	(131,096)	(118,840)

26                        Cash generated from operations

	Three months ended 31 December		Six months ended 31 December
	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Profit before tax	25,632	27,876	25,890	33,055
Depreciation	2,851	2,473	5,263	4,967
Amortization	34,216	21,639	65,021	43,786
Reversal of impairment	(4,753)	—	(4,753)	—
(Profit)/loss on disposal of intangible assets	(915)	(648)	(9,120)	6,788
Net finance costs	11,974	4,732	17,903	9,073
Loss on disposal of property, plant and equipment	—	1	—	10
Equity-settled share-based payments	481	420	938	795
Foreign exchange losses/(gains) on operating activities	2,914	324	878	(1,857)
Reclassified from hedging reserve	480	321	1,246	663
Decrease/(increase) in inventories	329	(144)	(167)	(1,504)
(Increase)/decrease in trade and other receivables	(58,064)	24,541	(18,617)	14,375
Decrease in trade and other payables and deferred revenue	(55,778)	(88,542)	(61,332)	(79,043)
Cash (used in)/generated from operations	(40,633)	(7,007)	23,150	31,108

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

27         Contingencies

At 31 December 2016, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent transfer fees are disclosed in note 28.3.

28         Commitments

28.1              Operating lease commitments

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The Group leases out its investment properties.

28.2     Capital commitments

As at 31 December 2016, the Group had capital commitments relating to property, plant and equipment amounting to £4.1 million (30 June 2016: £5.4 million; 31 December 2015: £5.4 million) and to other intangible assets amounting to £nil (30 June 2016: £nil; 31 December 2015: £nil).

28.3     Contingent fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players’ registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players’ registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £42,085,000 (30 June 2016: £41,582,000; 31 December 2015: £41,194,000).

At 31 December 2016 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/new contract	23,052	6,761	29,813
International appearances	12,026	246	12,272
	35,078	7,007	42,085

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 31 December 2016, the amount of such receipt considered to be probable was £2.0 million (30 June 2016: £1.6 million; 31 December 2015: £2.4 million).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

29                        Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2014 where the total deficit on the ongoing valuation basis was £21.8 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £437,000 per annum and, based on the actuarial valuation assumptions, will be sufficient to pay off the deficit by 28 February 2020.  As of 31 December 2016, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,357,000. This amounts to £423,000 (30 June 2016: £420,000; 31 December 2015: £417,000) due within one year and £934,000 (30 June 2016: £1,146,000; 31 December 2015: £1,357,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                          Financial risk management

30.1                Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2016, as filed with the Securities and Exchange Commission on 15 September 2016, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

30.2                Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. Commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between January 2017 to June 2023. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the income statement immediately. The table below details the net borrowings being hedged at the balance sheet date:

	31 December 2016 $’000	30 June 2016 $’000	31 December 2015 $’000
USD borrowings	650,000	650,000	650,000
USD cash	(54,500)	(100,800)	(133,400)
Net USD debt	595,500	549,200	516,600
Hedged future USD revenues	(415,284)	(394,690)	(486,188)
Unhedged USD borrowings	180,216	154,510	30,412
Closing USD exchange rate ($: £)	1.2293	1.3332	1.4747

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                          Financial risk management (continued)

30.2                Hedging activities (continued)

The Group hedges its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The following table details the interest rate swaps at the balance sheet date that are used to hedge borrowings:

	31 December 2015	30 June 2015	31 December 2015
Principal value of loan outstanding ($’000)	225,000	225,000	225,000
Rate received	1 month $LIBOR	1 month $LIBOR	1 month $LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 31 December 2016 the fair value of the above interest rate swap was a liability of £893,000 (30 June 2016: £9,710,000; 31 December 2015: £2,382,000).

The Group seeks to hedge the majority of the currency risk on revenue arising as a result of participation in European cup competitions either by using contracted future foreign currency expenses or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the currency risk on other contracted future foreign currency expenses using available foreign currency cash balances and forward foreign exchange contracts.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                          Financial risk management (continued)

30.2                Hedging activities (continued)

Details of movements on the hedging reserve are as follows:

	Future US dollar revenues £’000	Interest rate swap £’000	Other £’000	Total, before tax £’000	Tax £’000	Total, after tax £’000
Balance at 1 July 2015	7,383	(111)	—	7,272	(2,543)	4,729
Foreign exchange differences on hedged currency risks	(19,842)	—	—	(19,842)	6,945	(12,897)
Reclassified to income statement	663	—	—	663	(232)	431
Fair value movement	—	(2,271)	(10)	(2,281)	798	(1,483)
Movement recognized in other comprehensive income	(19,179)	(2,271)	(10)	(21,460)	7,511	(13,949)
Balance at 31 December 2015	(11,796)	(2,382)	(10)	(14,188)	4,968	(9,220)
Foreign exchange differences on hedged currency risks	(29,966)	—	—	(29,966)	10,488	(19,478)
Reclassified to income statement	719	—	—	719	(253)	466
Fair value movement	—	(7,328)	10	(7,318)	2,561	(4,757)
Movement recognized in other comprehensive income	(29,247)	(7,328)	10	(36,565)	12,796	(23,769)
Balance at 30 June 2016	(41,043)	(9,710)	—	(50,753)	17,764	(32,989)
Foreign exchange differences on hedged currency risks	(26,475)	—	552	(25,923)	9,073	(16,850)
Reclassified to income statement	1,630	—	(384)	1,246	(436)	810
Fair value movement	—	8,817	94	8,911	(3,119)	5,792
Movement recognized in other comprehensive income	(24,845)	8,817	262	(15,766)	5,518	(10,248)
Balance at 31 December 2016	(65,888)	(893)	262	(66,519)	23,282	(43,237)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                          Financial risk management (continued)

30.3                Fair value estimation

The following table presents the assets and liabilities that are measured at fair value. The fair value hierarchy used in measuring fair value has the following levels:

•             Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31 December 2016 £’000	30 June 2016 £’000	31 December 2015 £’000
Assets
Derivatives used for hedging: (note 18):
Forward foreign exchange contracts	—	—	10
Derivatives at fair value through profit or loss (note 18):
Embedded foreign exchange derivatives	5,549	5,248	2,872
Forward foreign exchange contracts	1,469	6,400	769
Liabilities
Derivatives used for hedging: (note 18):
Interest rate swaps	(893)	(9,710)	(2,382)
Derivatives at fair value through profit or loss (note 18):
Forward foreign exchange contracts	(4,688)	(3,727)	(2,279)
	1,437	(1,789)	(1,010)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorized as Level 2. All of the financial instruments detailed above are categorized as Level 2.

31      Related party transactions

The immediate parent undertaking of Manchester United plc is Red Football LLC, a company incorporated in the state of Delaware. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

32                          Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 31 December 2016:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned
Red Football Finance Limited*	Finance company	USD 0.01	100% Ordinary
Red Football Holdings Limited *	Holding company	GBP 150,000,001	100% Ordinary
Red Football Shareholder Limited	Holding company	GBP 99	100% Ordinary
Red Football Joint Venture Limited	Holding company	GBP 99	100% Ordinary
Red Football Limited	Holding company	GBP 99	100% Ordinary
Red Football Junior Limited	Holding company	GBP 100	100% Ordinary
Manchester United Limited	Commercial company	GBP 26,519,248	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR 13	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
MU Commercial Holdings Limited	Holding company	GBP 101	100% Ordinary
MU Commercial Holdings Junior Limited	Holding company	GBP 101	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
MU RAML Limited	Retail and licensing company	GBP 100	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,401	100% Ordinary

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which is incorporated and operates in Ireland.

33                        Events after the reporting date

33.1              Dividends

An interim dividend of $0.09 per share, the pounds sterling equivalent of which was £11.8 million, was paid on 5 January 2017.

33.2              Playing registrations

The playing registrations of certain footballers have been disposed of, subsequent to 31 December 2016, for total proceeds, net of associated costs, of £35,928,000. The associated net book value was £33,222,000.

Subsequent to 31 December 2016 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £206,000.